UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12188

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’

PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARRIOTT INTERNATIONAL, INC.

10400 Fernwood Road

Bethesda, Maryland 20817

REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1.	Financial statements

•	Report of Independent Registered Public Accounting Firm - Ernst & Young LLP

•	Statements of Net Assets Available for Benefits as of December 31, 2005 and December 31, 2004

•	Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2005

•	Notes to Financial Statements

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2.	Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

3.	Signatures

4.	Exhibits

23.1 - Consent of Independent Registered Public Accounting Firm - Ernst & Young, LLP

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Financial Statements and Supplemental Schedule

Year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Profit Sharing Committee

Marriott International, Inc. Employees’

Profit Sharing, Retirement and Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

McLean, Virginia

June 23, 2006

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investment in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts	$2,373,106,023	$–
Participant loans	50,993,362	–
Investments, at fair value	—	1,805,324,414
Investments, at contract value	—	435,641,704

Total investments	2,424,099,385	2,240,966,118

Receivables:
Due from Marriott International, Inc. for Company contribution	73,074,300	64,400,893
Receivables from sale of investments	—	8,357,874
Accrued interest and dividends	—	2,715,109

Total receivables	73,074,300	75,473,876

Total assets	2,497,173,685	2,316,439,994

Liabilities
Accounts payable on investments purchased	—	9,017,322
Accrued expenses	477,163	987,247
Other	—	480,975

Total liabilities	477,163	10,485,544

Net assets available for benefits	$2,496,696,522	$2,305,954,450

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Investment income:
Dividends	$6,448,067
Interest	18,403,925
Net realized and unrealized appreciation in fair value of investments	33,828,496
Less investment expense	2,002,971

Total net investment income	56,677,517

Investment gain from participation in Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts	100,850,771
Participant contributions	132,575,713
Employer contributions	74,611,623
Plan transfer in	4,986

Total additions	364,720,610

Deductions
Benefits paid to participants	171,087,516
Administrative expenses	2,891,022

Total deductions	173,978,538

Net increase	190,742,072
Net assets available for benefits at beginning of year	2,305,954,450

Net assets available for benefits at end of year	$2,496,696,522

See accompanying notes.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Marriott International, Inc. (the Company) Employees’ Profit Sharing, Retirement and Savings Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of the Company who are at least 21 years of age and have completed at least one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Effective June 27, 2005, the Plan’s assets are held and invested on a commingled basis in the Marriott International, Inc. Pooled Investment Trust for Participant Directed Accounts (Master Trust) (see Note 5).

Contributions

Each pay period, participants may contribute up to 80% or a fixed dollar amount (minimum of $3 per week) of compensation. The Company’s contribution to the Plan is based on a fixed match of 100% on the first 3% of annual compensation contributed, and 50% on the next 3% of annual compensation contributed. In general, Company contributions are allocated among active participants’ accounts after the close of the Plan year based on compensation contributed. Contributions are subject to certain limitations.

Additional Company contributions of a fixed dollar amount per workweek are made on behalf of certain associate groups at specified locations. These contributions are limited to non-management associates who are otherwise eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Forfeitures of terminated participants’ nonvested accounts are to be used to pay administrative expenses. Allocations are based on participant compensation contributed or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are immediately 100% vested in Company contributions attributable to the 2001 Plan year and thereafter and earnings thereon. Vesting in the Company contributions prior to 2001 and earnings thereon is based on years of service, with participants becoming fully vested, regardless of the years of service, upon divestiture of unit (place of work), death, termination of employment due to permanent disability, or attainment of age 55 for salaried participants or age 45 for most hourly participants.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 4 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the vested balance in the participant’s account and bear interest at the prime rate published by the Wall Street Journal plus 100 basis points. Interest rates range from 5.0% to 10.5%. Principal and interest are paid ratably through weekly or biweekly after-tax payroll deductions. Participants are limited to one outstanding loan. As of December 31, 2005 and 2004, participant loans totaled $50,993,362 and $46,461,001, respectively, and are recorded in investments, at fair value on the statement of net assets available for benefits.

Payment of Benefits

A participant with an account balance greater than $5,000 can elect to receive either a lump sum amount or installment payments equal to the value of the participant’s vested interest in his or her account. If a participant’s Plan account balance is at least $1,000, but not more than $5,000, the participant’s vested account balance will be rolled over into an individual retirement account established by the Plan if the participant does not elect, within time frames established by the Plan administrator, to receive a lump sum cash distribution or to make a direct rollover. The Plan provides for automatic lump sum distribution for participants who terminate employment with a vested account balance of less than $1,000.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

1. Description of the Plan (continued)

Forfeited Accounts

On termination of service, the unvested portion of a participant’s Company contribution account is forfeited after five consecutive one-year breaks in service or, if earlier, when the participant takes a distribution of his entire account balance. Forfeitures are used to pay Plan expenses. As of December 31, 2005 and 2004, forfeiture credit balances of $240,764 and $371,510, respectively, were available to pay Plan expenses.

Administration

The Profit Sharing Committee serves as the named fiduciary of the Plan. Administration of the Plan is under the direction of (i) the Profit Sharing Committee, all of whom are corporate officers of the Company; (ii) a trustee who is a corporate officer of the Company; and (iii) a Plan administrator, who is an employee of the Company. The trustees and their investment advisors and investment managers appointed by the Profit Sharing Committee are responsible for investment of the Plan assets.

Administrative and Investment Expenses

To the extent not paid by the Company or from forfeitures, certain administrative and all investment expenses are paid by the Plan and are allocated to participants based on account balances.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits are recorded when paid.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments Valuation and Income Recognition

Investments are stated at fair value except for the Plan’s investments in guaranteed investment contracts (GICs) with fully benefit-responsive features, which are valued at contract value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of common/collective trusts are valued at estimated fair value as determined by the sponsor of the fund, which represents the net asset value of shares held by the Plan at year-end. Participant loans are valued at their unpaid balances, which approximates fair value.

The Company Stock Fund (Stock Fund) is tracked on a unitized basis. The Stock Fund consists of Marriott International, Inc. common stock, funds held in the Vanguard Money Market Fund sufficient to meet the Stock Fund’s daily cash needs, as well as interest and dividends receivable. Unitizing the Stock Fund allows for daily trades. The value of a unit reflects the combined market value of Marriott International, Inc. common stock, valued at its quoted market price, and the cash investments and receivables held by the Stock Fund. At December 31, 2005, 22,371,953 units were outstanding with a value of $21.9682 per unit (21,708,927 units were outstanding with a value of $20.6229 per unit at December 31, 2004).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the available investment options. Participants may change their investment options on a daily basis.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

3. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. Investments

The following presents the fair value of individual investments that represent 5% or more of the Plan’s net assets:

	December 31
	2005	2004
Marriott International, Inc. common stock	$485,235,421	$444,098,684
Dodge & Cox Stock Fund	—	130,417,309

From January 1 through June 26, 2005 (period prior to establishment of the Master Trust), the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value, as follows:

Investments at fair value as determined by quoted market prices:
Mutual funds	$2,273,150
Other common stock (including foreign common stock)	(3,258,569)
Corporate bonds, notes, and other obligations	52,673
U.S. government obligations	(230,849)
Marriott International, Inc. common stock	36,768,863
Government mortgage-backed obligations	(1,080,470)

Investments at estimated fair value:
Common/collective trusts	(696,302)

$33,828,496

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

5. Master Trust

On June 27, 2005, the Plan changed its record-keeper and custodian from T. Rowe Price to Hewitt & Associates and The Northern Trust Company (Northern Trust), respectively. On that date, the assets of the Plan were transferred in-kind to Northern Trust and are principally held and invested on a commingled basis in the Master Trust, which was established for the investment of the assets of the Plan and another retirement plan sponsored by the Company, Marriott International, Inc. Employees’ 401(k) Plan (401(k) Plan).

The assets, interest and dividend income, investment expenses, and realized and unrealized appreciation (depreciation) in fair value of investments of the Master Trust are allocated to the participating plans based on the number of units outstanding in each fund in which the plan invests at the conclusion of each business day, except for participant loans, which are based on actual loan balances of each plan’s participants. Participant loans are considered to be an asset held outside of the Master Trust. In addition, there are certain funds in the Master Trust that only the Plan’s participants can invest in, including the Marriott Common Stock Fund and six Vanguard target retirement mutual funds. At December 31, 2005, the Plan’s interest in the net assets of the Master Trust was 99.96%.

The following table presents the net assets of the Master Trust as of December 31, 2005:

Assets
Investments, at fair value	$1,925,655,752
Investments, at contract value	444,984,842

Total investments	2,370,640,594

Receivables:
Receivables from sale of investments	1,268,478
Accrued interest and dividends	5,281,360

Total receivables	6,549,838

Total assets	2,377,190,432

Liabilities
Accounts payable on investments purchased	2,270,536
Custodian and advisor fees payable	947,660

Total liabilities	3,218,196

Net assets available for benefits	$2,373,972,236

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

5. Master Trust (continued)

The following table presents the net investment income (loss) of the Master Trust for the period June 27, 2005 to December 31, 2005:

Net realized and unrealized appreciation (depreciation) in fair value of investments:
Investments at fair value as determined by quoted market prices:
Mutual funds	$26,175,694
Other common stock (including foreign common stock)	57,465,073
Corporate bonds, notes, and other obligations	(2,575,790)
U.S. government obligations	(615,040)
Government mortgage-backed obligations	(1,120,687)
Marriott International, Inc. common stock	(6,546,371)

72,782,879
Investments at estimated fair value:
Common/collective trusts	3,974,564

Total net appreciation in fair value of investments	76,757,443

Interest and dividend income	26,215,875
Investment expenses	(2,081,644)

Net investment income	$100,891,674

6. Party-in-Interest

The Plan may, at the discretion of Plan participants, invest an unlimited amount of its assets in securities issued by the Company. Effective June 9, 2006, the Company declared a 2:1 stock split. The Plan held 14,491,128 and 14,102,848 shares of common stock of the Company as of December 31, 2005 and 2004 (adjusted by the stock split), respectively. Dividends on Marriott International, Inc. common stock approximated $3,014,644 and $2,360,190 for the years ended December 31, 2005 and 2004, respectively.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

6. Party-in-Interest (continued)

Certain investments are managed by T. Rowe Price Stable Asset Management and T. Rowe Price Associates, Inc., entities that are related to the Plan’s former custodian (T. Rowe Price Trust Company) and the Plan’s former record-keeper (T. Rowe Price Retirement Plan Services, Inc.). Effective June 27, 2005, the Plan changed its custodian and record-keeper to parties that are not related to T. Rowe Price Stable Asset Management or T. Rowe Price Associates, Inc. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists. Fees paid by the Plan for the investment management services amounted to approximately $894,904 and $1,444,428 for T. Rowe Price Stable Asset Management and T. Rowe Price Associates, Inc. for the years ended December 31, 2005 and 2004, respectively.

7. Guaranteed Investment Contracts

The Master Trust is invested in certain investment contracts with insurance companies. The investment manager of these investment contracts is T. Rowe Price. The investment contracts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The Master Trust invests in both traditional GICs and synthetic GICs. The contracts are carried at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The estimated fair value of the investment contracts at December 31, 2005 and 2004 was $468,927,082 and $479,860,905, respectively.

The fair values for the traditional GICs have been estimated based on a discounted cash flow analysis. The estimated fair value is calculated based on the net present value of expected future payments, which include interest and a lump sum contract amount, discounted at a rate determined by the quality of the GICs and the average remaining life. This calculation is necessary, as traditional GICs are not actively traded investments for which a daily fair value is readily available.

The issuers of the traditional GICs are generally insurance companies. Where there are no underlying assets collateralizing the investment, the Master Trust’s ultimate realization of amounts invested in traditional GICs is dependent on the continued financial stability of the issuers of the GICs.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

7. Guaranteed Investment Contracts (continued)

The Master Trust owns the assets underlying the synthetic GICs, which consist primarily of U.S. government securities, corporate debt obligations, and mortgage-backed and other asset-backed securities. Fair values of the underlying securities are determined by closing prices on the last business day of the year for those securities traded on national exchanges, at the average bid quotations for those securities traded in over-the-counter markets or at fair value as determined by the investment manager for securities for which there is not an established market. Synthetic GICs utilize a benefit responsive “wrapper” contract issued by a financially responsible third party that provides market and cash flow risk protection to the Master Trust. The value of the wrapper contracts is the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to these assets.

The average yield was approximately 4.64% and 4.93% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rate at December 31, 2005 and 2004 ranged from 3.6% to 5.95% and 3.6% to 7.0%, respectively. Traditional GICs typically have fixed crediting interest rates. The synthetic GICs have crediting interest rates that reset, typically on a quarterly basis, based on a formula specified in the individual contracts. The minimum guaranteed rate is not less than 0%. However, upon the occurrence of certain events (none of which are currently known to have occurred, nor are any such events contemplated by management of the Plan), market value of the investment in the GICs (if lower than its book value) may be repaid.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan filed an application for a determination letter from the IRS, requesting a determination on all significant amendments subsequent to the most recent determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as restated, is qualified and the related trust is tax-exempt.

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

Notes to Financial Statements (continued

9. Reconciliation of Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements to the Form 5500:

	December 31
	2005	2004
Net assets available for benefits as reported in financial statements	$2,496,696,522	$2,305,954,450
Less: distributions payable to terminated employees	1,097,180	18,663

Net assets available for benefits as reported in Form 5500	$2,495,599,342	$2,305,935,787

The following is a reconciliation of benefits paid to participants as reported in the financial statements to the Form 5500 for the year ended December 31, 2005:

Benefits paid to participants as reported in the financial statements	$171,087,516
Add: amounts allocated to withdrawing participants at year-end	1,097,180
Less: amounts allocated to withdrawing participants at prior year-end	18,663

Benefits paid to participants as reported in the Form 5500	$172,166,033

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid as of that date.

10. Subsequent Event (Unaudited)

Effective June 30, 2006, The Ritz-Carlton Hotel Company L.L.C. Special Reserve Plan, a qualified profit sharing plan sponsored by a subsidiary of the Company, will be merged with and into the Plan (the Special Reserve Merger), and assets under that plan will be transferred to the Plan’s Master Trust. In connection with the Special Reserve Merger, it is estimated that approximately $146 million of assets will be transferred to the Plan and used to purchase investment funds offered by the Plan.

Supplemental Schedule

Marriott International, Inc. Employees’ Profit Sharing, Retirement and

Savings Plan and Trust

EIN: 52-2055918; Plan No.: 002

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
Participant loans *	Interest rates range from 5.0% to 10.5%; varying maturities		$50,993,362

*	Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARRIOTT INTERNATIONAL, INC. EMPLOYEES’ PROFIT SHARING, RETIREMENT AND SAVINGS PLAN AND TRUST

Dated: June 26, 2006	By:	/s/ Tracey Ballow
Tracey Ballow
Plan Administrator